As filed with the Securities and Exchange Commission on March 26, 2007

Registration No. 333 - 138826

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Secure Computing Corporation

(Exact Name of Registrant as Specified in Its Charter)

Delaware	52-1637226
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Incorporation No.)

4810 Harwood Road

San Jose, California 95124

(408) 979-6100

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

John McNulty

4810 Harwood Road

San Jose, California 95124

(408) 979-6100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Kyle Guse, Esq.

Heller Ehrman LLP

275 Middlefield Road

Menlo Park, California 94025

Telephone: (650) 324-7000

Facsimile: (650) 324-0638

Approximate date of commencement of proposed sale to the public:

From time to time after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:   ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:  ☐

The shares offered and sold pursuant to this registration statement are not part of and are not related to the shares previously registered by the Registrant on Form S-3 (File No. 333-132130).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its Effective Date until Secure Computing Corporation shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained in this prospectus is not complete and may be changed. We may not sell these securities or accept an offer to buy these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any state where such offer or sale is not permitted.

Subject to Completion, dated March 26, 2007

Preliminary Prospectus

SECURE COMPUTING CORPORATION

10,000,000 shares

Common Stock

This prospectus may be used only in connection with the resale, from time to time, of up to 10,000,000 shares of our Common Stock, par value $0.01 per share, by the selling stockholders. The 10,000,000 shares represent approximately 15.5% of our current outstanding Common Stock, including the shares offered under this prospectus. The shares of Common Stock were issued to the selling stockholders pursuant to an Agreement and Plan of Merger by and among Secure Computing Corporation, CipherTrust, Inc., CT Shareholders’ Representative LLC and Peach Acquisition Corp.

Information regarding the selling stockholders, and the times and manner in which they may offer and sell shares of our Common Stock under this prospectus, is provided under “Selling Stockholders” and “Plan of Distribution” in this prospectus. We will not receive any proceeds from the sale of these shares by the selling stockholders under this prospectus.

Our Common Stock trades on the Nasdaq Stock Market under the symbol “SCUR”. On March 23, 2007 the closing price for our Common Stock, as reported on the Nasdaq Stock Market, was $8.34 per share.

All of the securities offered by this prospectus may be sold from time to time by or on behalf of the selling stockholder. The prices at which the selling stockholders may sell their shares of our Common Stock will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of these shares.

Investing in our Common Stock involves risks. See “ Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholder is offering to sell, and seeking offers to buy, shares of Common Stock of Secure Computing only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares of Common Stock.

In this prospectus, “Secure Computing”, “Registrant”, “we”, “us” and “our” refer to Secure Computing Corporation.

The date of this prospectus is March 26, 2007

ABOUT THIS PROSPECTUS

No person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by Secure Computing Corporation or by any other person. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.

The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and the Common Stock offered under this prospectus. The registration statement can be read at the SEC web site or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

PROSPECTUS SUMMARY

This prospectus relates to the resale of up to 10,000,000 shares of our Common Stock by the selling stockholders who are former stockholders of CipherTrust, Inc. The selling stockholders may sell their shares of our Common Stock in the open market at prevailing market prices or in private transactions at negotiated prices. The selling stockholders may sell the shares directly, or may sell them through underwriters, brokers or dealers. All such sales, however, must comply with lock-up agreements entered into by the selling stockholders. Those agreements require that the selling stockholders may not sell shares of our Common Stock held by them for a period of either 90 days or 180 days, depending on the particular stockholder, after August 31, 2006. Under these lock-up agreements, 2,109,051 shares will become available for sale on November 30, 2006, and 1,487,304 shares will become available for sale on February 28, 2007. Underwriters, brokers or dealers may receive discounts, concessions or commissions from a selling stockholder or from a purchaser and this compensation might be in excess of the compensation customary in the type of transaction involved. We provide more information about how the selling stockholders may sell their shares in the section of this prospectus titled “Plan of Distribution.”

We will not receive any proceeds from any sale of the 10,000,000 shares of our Common Stock offered by the selling stockholders.

Because this is a summary, it may not contain all the information that may be important to you. You should read the entire prospectus carefully, including the risks of investing discussed under “Risk Factors” beginning on page 6 and the financial statements included in our other filings with the Securities and Exchange Commission before making an investment.

ABOUT SECURE COMPUTING

We use our broad expertise in security technology to develop network security solutions that create trusted connections between organizations and their customers, partners and employees. Our products provide complete solutions separately and they also work well together for a more comprehensive, unified, and centrally managed solution to meet the goals and needs of our customers. Our solutions are comprised of products that integrate well with each other, and which are easy to use, administer, and manage across different systems as they grow. Our products’ ability to scale as the infrastructure or number of users grows has always been, and continues to be, one of our hallmarks. Our architecture allows security functions to be easily embedded into other platforms. Our solutions run on a variety of platforms and integrate well with other enterprise solutions, making our products a safe and economical choice for organizations worldwide.

Our specialized solutions are designed to meet our customers’ needs to balance security and accessibility and to help them create trusted environments both inside and outside their organizations. Each of our products provides a complete solution in and of itself, and they also integrate well with each other for a more comprehensive, unified, and centrally managed solution. Our products’ ability to scale as the infrastructure or number of users grows has always been, and continues to be, one of our hallmarks. Our solutions run on a variety of platforms and integrate well with other enterprise solutions, making our products a safe and economical choice for organizations worldwide. As the overall malicious threat environment continues to evolve, companies are investing valuable budget dollars in robust security products. We are well positioned to provide customers with technologically advanced products to protect their networks from both known and unknown attacks.

We operate our business within one operating segment called enterprise security solutions. The three product lines that represent the majority of our revenue are the Sidewinder G2 Security Appliance, our SafeWord authentication products and our Web filtering products.

In early 2005, we released a new line of Sidewinder G2 Security Appliances designed specifically for smaller enterprises, which deliver the same enterprise-level benefits of UTM functionality at an SMB price point. These appliances are well positioned to satisfy increased market demands for application security. In 2005 we also launched Sidewinder G2 Security Reporter, a product that enables our customers to comply with regulatory initiatives that require creating an audit trail and filing detailed reports. Early in 2006 we broadened our presence in the authentication market into the IAM space by introducing our SafeWord SecureWire appliance.

We continued to build on the success of our 2003 acquisition of N2H2 with the release of SmartFilter 4.1. This release completed our integration plan to combine N2H2’s Bess and Sentian features into the SmartFilter product line and also incorporated protection against the growing threat of spyware, phishing and other online threats.

In 2005 we announced our partnership with McAfee, Inc. Under this partnership the McAfee Secure Internet Gateway and Secure Web Gateway appliances now use our SmartFilter product for Web filtering.

Each of our individual products competes with a different group of competitors and products. In this highly competitive market, characterized by rapid technological change, our customers’ purchase decisions are based heavily upon the quality of the security our products provide, the ease of installation and management, and the scalability and flexibility of our software.

In January 2006, we completed the acquisition of CyberGuard Corporation, a global provider of security solutions that protect critical components of the largest and most complex information networks for Global 2000 enterprises and government organizations. Under the definitive agreement, we issued 0.5 shares of Secure Computing Common Stock and $2.73 in cash for each outstanding share of CyberGuard common stock. We distributed to CyberGuard stockholders approximately 16.2 million shares. We also assumed all outstanding and unexercised options to purchase CyberGuard Common Stock which are exercisable into approximately 3.2 million shares of Secure Computing Common Stock. Based on our closing price of $14.40 on January 12, 2006, the market value of the transaction is approximately $324.7 million on a fully diluted basis.

In connection with the acquisition of CyberGuard Corporation, Warburg Pincus, the global private equity firm and a leading investor in technology companies, invested $70 million in Secure Computing in the form of Series A Convertible Preferred Stock and warrants on January 12, 2006. The Series A Convertible Preferred Stock is currently convertible into shares of Common Stock at $12.75 per share, and includes a five percent dividend which shall be paid-in-kind for the first 54 months and thereafter may be paid in cash, at the option of Secure Computing. Warburg Pincus also received a warrant to purchase 1,000,000 shares of Secure Computing Common Stock at a price of $13.85 per share.

On August 31, 2006, we completed our acquisition of CipherTrust, Inc., a global market leader in messaging security. Pursuant to the definitive agreement, we acquired CipherTrust in exchange for total merger consideration of $185 million in cash and 10,000,000 shares of our Common Stock, plus a potential earn out payment of up to $10 million (the “Earn Out Payment”) payable in cash and in the form of a promissory note. $90 million of the cash portion of the merger consideration was financed pursuant to a senior secure debt facility from a syndicate of banks led by Citigroup and UBS Investment Bank. Ten percent of the total merger consideration, not including the Earn Out Payment, is being held in escrow for fifteen months after the closing of the acquisition in order to secure the indemnification obligations of CipherTrust.

At the closing, holders of 15,000 shares or less of CipherTrust common stock were entitled to receive cash in the amount of $6.1609 for each share of CipherTrust common stock held as of the closing, and holders of 15,001 shares or more of CipherTrust common stock were entitled to receive cash in the amount of $4.601369 and 0.249120 shares of Secure Common Stock for each share of CipherTrust Common Stock held as of the closing.

Our address is 4810 Harwood Road, San Jose, California 95124, telephone number (408) 979-6100.

RISK FACTORS

You should carefully consider the following and other information contained in this prospectus before making an investment decision. If any of the events or circumstances described in the following risks actually occurs, our business, financial condition, or results of operations could be materially harmed. In that case, the trading price of our common stock could decline, and you may lose all or a part of your investment.

You should consider carefully whether an investment in Secure Computing is an appropriate investment for you. We do not intend to issue any dividends in the foreseeable future, so the only purpose of investment in shares of Secure Computing Common Stock is to enjoy a potential increase in the value of the shares of common stock. Because of the risks mentioned here, and other risks not mentioned specifically here, it is possible that shares of Secure Computing common stock will decline in value in the future. For at least some period of time in the future shares of Secure Computing common stock may decline in value. If you cannot afford to lose the full value of your investment, in either the short or long term, purchasing share of Secure Computing common stock is not appropriate for you.

We may be unable to integrate our operations successfully and realize all of the anticipated benefits of the mergers with CipherTrust and CyberGuard.

Our mergers with CipherTrust and CyberGuard involve the integration of companies that previously have operated independently, which is a complex, costly and time-consuming process. The difficulties of combining the companies’ operations include, among other things:

•	Coordinating geographically disparate organizations, systems and facilities;

•	Integrating personnel with diverse business backgrounds;

•	Consolidating corporate and administrative functions;

•	Consolidating research and development, and manufacturing operations;

•	Coordinating sales and marketing functions;

•	Retaining key employees; and

•	Preserving the research and development, collaboration, distribution, marketing, promotion and other important relationships of the companies.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of the combined company’s business and the loss of key personnel. The diversion of management’s attention and any delays or difficulties encountered in connection with the merger and the integration of the two companies’ operations could harm the business, results of operations, financial condition or prospects of the combined company after the mergers. We believe that the operation integration of CyberGuard is essentially complete. However, as of December 31, 2006, we have only twelve months of combined operations, and we may, in the future, encounter again any or all of the difficulties in operation integration we have faced in the period since the merger with CyberGuard, particularly due to the ongoing integration of CipherTrust. We expect the integration of CipherTrust to be completed in 2007.

We have experienced operating losses in the past and may experience operating losses in the future.

In 2006 we incurred operating profit of $769,000 in the quarter ended March 31, 2006 and operating losses of $2.7 million, $6.3 million, and $9.5 million in the quarters ended June 30, 2006, September 30, 2006, and December 31, 2006, respectively. In 2005 we had continuing operating profit, although we have incurred operating losses in the past. If we are unable to attain operating profits in the future, our stock price may decline, which could cause you to lose part or all of your investment.

In 2006 we were cash flow positive, however, we have experienced negative cash flow in the past and may experience negative cash flow in the future. If, at that time, sources of financing are not available, we may not have sufficient cash to satisfy working capital requirements.

We believe that we have sufficient financial resources to satisfy our working capital requirements for at least the next twelve months. We may seek to sell additional equity or debt securities or obtain an additional credit facility at that time or sooner if our plans change or if we expend cash sooner than anticipated. Any additional financing may not be available in amounts or on terms acceptable to us, if at all. Our failure to obtain financing at that time could result in our insolvency and the loss to investors of their entire investment in our common stock.

If we fail to meet the borrowing requirements under our credit agreement, we may be unable to obtain necessary short-term financing and if we default on a secured loan, material assets of ours could be subject to forfeiture.

We currently are party to a senior secured credit facility with a syndicate of banks led by Citigroup and UBS Investment Bank which provides us with a $90.0 million term loan facility, a $20.0 million revolving credit facility and a swingline loan sub-facility. As of December 31, 2006, we had $88.0 million of outstanding indebtedness. Of this indebtedness, approximately $28.0 million bears interest at rates that fluctuate with changes in certain prevailing interest rates. An increase in interest rates would have a negative impact on our earnings due to an increase in interest expense. As is typical for credit facilities of this sort, the credit agreement for such credit facility imposes certain restrictions on us, including limitations on additional indebtedness, capital expenditures, restricted payments, the incurrence of liens, transactions with affiliates and sales of assets. In addition, the credit agreement requires us to comply with certain financial covenants, including maintaining leverage and interest coverage ratios and capital expenditure limitations. We can offer no assurances that we will be able to comply with such financial covenants when a loan is needed or continue to comply with such covenants when a loan is outstanding. If we fail to satisfy these covenants or if we are unable to meet the conditions for borrowing under our credit agreement when funds are required, we could be prevented from meeting our payment obligations, which could have a material adverse effect on our business, financial conditional and operating results.

Further, our obligations under the credit agreement are secured by substantially all of our material assets, including real and personal property, inventory, accounts, intellectual property and other intangibles. If we default under our credit agreement for any reason and are unable to cure the default pursuant to the terms of the credit agreement, our lenders could take possession of any and all of our assets in which they hold a security interest, including intellectual property, and dispose of those assets to the extent necessary to pay off our debts, which could materially harm our business.

Our significant stockholders could have significant influence over us.

Warburg Pincus beneficially owns 100% of the outstanding shares of Secure Computing Series A Preferred Stock convertible into approximately 5.7 million shares or 7.0% of Secure Computing common stock on a fully diluted basis. The shares of Series A Preferred Stock are convertible into shares of our common stock at the holder’s option, at a rate determined by dividing the aggregate liquidation preference of the shares of Series A Preferred Stock to be converted by $12.75. This liquidation preference, and the shares of common stock issuable upon conversion of the Series A Preferred Stock, accretes at the rate of 5% per year, compounded semi-annually over time. Subject to certain exceptions and limitations, the liquidation preference shall accrete for 54 months from the date of issuance, giving Warburg Pincus approximately 6.7 million shares, or 8.2% of our company on a fully accreted basis. Also, Warburg Pincus holds a warrant to purchase 1,000,000 shares of common stock at an initial per share exercise price of $13.85. Additionally, Warburg Pincus is entitled to nominate a member to our board of directors and the consent of the holders of the Series A Preferred Stock is required for certain corporate actions.

Jay Chaudhry, Vice Chairman of the Board and Chief Strategy Officer, beneficially owns 5,252,636 shares of Secure Computing common stock, or 6.4% of Secure Computing common stock on a fully diluted basis. Richard Scott, a member of our Board of Directors, beneficially owns 3,977,431 shares of Secure Computing common stock, or 4.9% of Secure Computing common stock on a fully diluted basis.

Accordingly, Warburg Pincus, Jay Chaudhry, and Richard Scott could significantly influence the outcome of any corporate transaction or other matter submitted to the stockholders for approval. The interests of Warburg Pincus, Jay Chaudhry, and Richard Scott may differ from the interests of other stockholders.

Holders of our Series A Preferred Stock have rights that are senior to those of our Common Stock.

Holders of our Series A Preferred Stock are entitled to receive benefits not available to holders of our Common Stock. These benefits include, but are not limited to, the following:

•

beginning July 2010, shares of Series A Preferred Stock will be entitled to receive semi-annual dividends equal to 5.0% of the Series A Preferred Stock liquidation preference per year, which dividend may be paid in cash or added to the Series A Preferred Stock liquidation preference;

•	each share of Series A Preferred Stock has an initial liquidation preference of $100 and the liquidation preference accretes daily at an annual rate of 5.0%, compounded semi-annually;

•

upon a change of control of our company, Warburg Pincus may elect to (i) convert the shares of Series A Preferred Stock into shares of Common Stock and receive the consideration due to the holders of Common Stock upon conversion, or (ii) cause us to redeem the Series A Preferred Stock for cash at the liquidation preference then in effect;

•

if a change of control occurs within 5 years of the issuance of the Series A Preferred Stock, the liquidation preference shall be an amount equal to the liquidation preference then in effect plus a premium of (i) 15% if the change of control occurs prior to the first anniversary of the issuance of the Series A Preferred Stock, (ii) 10 % if the change of control occurs after the first anniversary of the issuance of the Series A Preferred Stock but prior to the second anniversary of the issuance of the Series A Preferred Stock, (iii) 5% if the change of control occurs after the second anniversary of the issuance of the Series A Preferred Stock but prior to the fourth anniversary of the issuance of the Series A Preferred Stock or (iv) 1% if the change of control occurs after the fourth anniversary of the issuance of the Series A Preferred Stock but prior to the fifth anniversary of the issuance of the Series A Preferred Stock;

•	holders of Series A Preferred Stock have rights to acquire additional shares of our capital stock or rights to purchase property in the event of certain grants, issuances or sales;

•

the conversion price of the Series A Preferred Stock, which initially was $13.51 per share, is subject to customary broad-based weighted average anti-dilution adjustments and other customary adjustments upon the issuance of shares of Common Stock below the conversion price, such as the issuance of shares and options to purchase shares in the CipherTrust acquisition, which resulted in an adjustment to the conversion price of the Series A Preferred Stock to $12.75;

•

the approval of holders of majority of the Series A Preferred Stock is separately required to (i) approve changes to our certificate of incorporation or bylaws that adversely affect Warburg Pincus’s rights, (ii) adopt any stockholder rights plan that would dilute the economic or voting interest of Warburg Pincus, (iii) incur certain debt, distribute assets, pay dividends or repurchase securities, (iv) create or issue any equity security with rights senior to or on parity with the Series A Preferred Stock, (v) increase the size of our board of directors above nine members and (vi) take any action that adversely affects the rights, preferences and privileges of the Series A Preferred Stock; and

•

for so long as Warburg Pincus and its affiliates owns at least 50% of its shares of Series A Preferred Stock, the holders of Series A Preferred Stock will have the right, voting as a separate class, to appoint one member to our board of directors.

The potential increase in revenue from our relationships with various vendors of communications, security, and network management products or managed services may be reduced by requirements to provide volume price discounts and other allowances and significant costs incurred in customizing our products.

Although we do not intend that such relationships be exclusive, we may be required to enter into an exclusive relationship or forego a significant sales opportunity. To the extent we become dependent on actions by such parties, we could be adversely affected if the parties fail to perform as expected. To minimize our risk, we often set minimum quotas with our customers as a condition of exclusivity.

Competition from companies producing enterprise network and data security products could reduce our sales and market share.

The market for network security products is intensely competitive and characterized by rapid technological change. We believe that competition in this market is likely to persist and to intensify as a result of increasing demand for security products. Each of our individual products competes with a different group of competitors and products. Because the market for our products is highly competitive, it may be difficult to significantly increase our market share or our share may actually decline.

Our customers’ purchase decisions are based heavily upon the quality of the security our products provide, the ease of installation and management, the ability to increase the numbers of individuals using our software simultaneously, and the flexibility of our software. If a competitor can offer our customers a better solution in these areas or others and we are unable to rapidly offer a competitive product, we may lose customers. Competitors with greater resources could offer new solutions rapidly and at relatively low costs which could lead to increased price pressure, reduced margins, and a loss of market share.

Many of our competitors and potential competitors have significantly greater financial, marketing, technical, and other competitive resources than we have. Our larger actual and potential competitors may be able to leverage an installed customer base and/or other existing or future enterprise-wide products, adapt more quickly to new or emerging technologies and changes in customer requirements, or devote greater resources to the promotion and sale of their products than we can. Additionally, we may lose product sales to these competitors because of their greater name recognition and reputation among potential customers.

Our future potential competitors could include developers of operating systems or hardware suppliers not currently offering competitive enterprise-wide security products, including Microsoft, Sun Microsystems, Inc., IBM, Computer Associates, and Hewlett Packard. If any of those potential competitors begins to offer enterprise-wide security systems as a component of its hardware, demand for our software could decrease. Ultimately, approaches other than ours may dominate the market for enterprise network and data security products.

In the future, we may also face competition from our competitors and other parties that develop or acquire network security products based upon approaches that we employ. There are no guarantees that our approach will dominate the market for network security products. While we believe that we do not compete against manufacturers of other classes of security products, such as encryption, due to the complementary functions performed by such other classes, our customers may perceive such other companies as our competitors.

Consolidation among competitors may erode our market share.

Current and potential competitors have established, or may in the future establish, cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of our prospective customers. Accordingly, it is possible that new competitors or alliances may emerge and rapidly acquire significant market share. If this were to occur, it could materially and adversely affect the financial condition or results of our operations.

The trend toward multi-function security solutions may result in a consolidation of the market around a smaller number of vendors that are able to provide the necessary breadth of products and services. In the event that we are unable to internally develop all of the products needed for a complete, secure e-business solution, we may need to acquire such technology or be acquired by a larger entity. However, there can be no assurance that, in the event that we are not able to internally develop all of the products needed for an enterprise-wide security solution, we will be able to acquire or merge with other entities on terms favorable to us and our stockholders.

The pricing policies of our competitors may impact the overall demand for our product and our profitability.

Some of our competitors are capable of operating at significant losses for extended periods of time, enabling them to sell their products at a lower price. If we do not maintain competitive pricing, the demand for our products, as well as our market share, may decline, having an adverse effect on our business. From time to time, in responding to competitive pressures we lower the price of our products. When this happens, if we are unable to reduce our component costs or improve operating efficiencies, our margins will be adversely affected.

Other vendors may include products similar to ours in their hardware or software and render our products obsolete.

In the future, vendors of hardware and of operating system or other software may continue to enhance their products or bundle separate products to include functions that are currently provided primarily by network security software. If network security functions become standard features of computer hardware or of operating system software or other software, our products may become obsolete and unmarketable, particularly if the quality of these network security features is comparable to that of our products. Furthermore, even if the network security and/or management functions provided as standard features by hardware providers or operating systems or other software is more limited than that of our products, our customers might accept this limited functionality in lieu of purchasing additional software. Sales of our products would suffer materially if we were then unable to develop new network security and management products to further enhance operating systems or other software and to replace any obsolete products.

If an OEM customer reduces or delays purchases, our revenue may decline and/or our business could be adversely affected.

We currently have formed relationships with several OEMs including Cisco, Blue Coat, McAfee, Computer Associates, F5 Networks, Inc. and Network Appliance. If we fail to sell to such OEMs in the quantities expected, or if any OEM terminates our relationship, this could adversely affect our reputation, the perception of our products and technology in the marketplace or the growth of our business, and your investment in our common stock may decline in value.

Technology in the network security market is changing rapidly, and if we fail to develop new products that are well accepted, our market share will erode.

To compete successfully, we must enhance our existing products and develop and introduce new products in a timely manner. Our net sales and operating results could be materially affected if we fail to introduce new products on a timely basis. The rate of new network security product introductions is substantial, and security products have relatively short product life cycles. Our customer requirements and preferences change rapidly. Our net sales and operating results will be materially affected if the market adopts as industry standards, solutions other than those we employ.

Denial of our patent applications or invalidation or circumvention of our patents may weaken our ability to compete in the network security market.

While we believe that our pending applications relate to patentable devices or concepts, there can be no assurances that any pending or future patent applications will be granted. There is also the risk that a current or future patent, regardless of whether we are an owner or a licensee of such patent, may be challenged, invalidated, or circumvented. In addition, there are no assurances that the rights granted under a patent or under licensing agreements will provide competitive advantages to us.

If another party alleges that we infringe its patents or proprietary rights, we may incur substantial litigation costs.

Other than a claim made by Finjan Software Ltd., we are not aware of any third-party claims that we or our products have infringed a patent or other proprietary rights. However, the computer technology market is characterized by frequent and substantial intellectual property litigation. Intellectual property litigation is complex and expensive, and the outcome of such litigation is difficult to predict. In the event that a third party were to make a claim of infringement against us, we could be required to devote substantial resources and management time to the defense of such claim, which could have a material adverse effect on our business and results of operations.

Disclosure of our trade secrets or proprietary information may undermine our competitive advantages.

There can be no assurances that the confidentiality agreements protecting our trade secrets and proprietary expertise will not be breached, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known to or independently developed by competitors.

If the use of public switched networks such as the Internet does not continue to grow, our market and ability to sell our products and services may be limited.

Our sales also depend upon a robust industry and infrastructure for providing access to public switched networks, such as the Internet. If the infrastructure or complementary products necessary to take these networks into viable commercial marketplaces are not developed or, if developed, these networks do not become and continue to be viable commercial marketplaces, our net sales and operating results could suffer.

Our reliance on third party manufacturers of hardware components that are used in our Sidewinder appliance and SafeWord token product lines could cause a delay in our ability to fill orders.

We currently purchase the hardware components for our Sidewinder appliance product line from one major supplier. For fulfillment of our SafeWord token sales, we source through two suppliers. Delays in receiving components would harm our ability to deliver our products on a timely basis and net sales and operating results could suffer.

Our product lines are not diversified beyond providing network security solutions to our customers, and any drop in the demand for network security products would materially harm our business.

Substantially all of our revenue comes from sales of enterprise network security products and related services. We expect this will continue for the foreseeable future. As a result, if for any reason our sales of these products and services are impeded, our net sales and operating results will be significantly reduced.

Our stock price is highly volatile, which may cause our investors to lose money and may impair our ability to raise money, if necessary.

The price of our common stock, like that of many technology companies, has fluctuated widely. During 2006, our stock price ranged from a per share high of $15.29 to a low of $4.82. Fluctuation in our stock price may cause our investors to lose money and impair our ability to raise additional capital, if necessary. Factors that may affect stock price volatility include:

•	Unexpected fluctuations in operating results;

•	Secure Computing or its competitors announcing technological innovations or new products;

•	General economic conditions and weaknesses in geographic regions of the world;

•	Threat of terrorist attacks or acts of war in the United States or abroad;

•	Developments with respect to Secure Computing’s patents or other proprietary rights or those of its competitors;

•	Our ability to successfully execute our business plan and compete in the network security industry;

•	Relatively low trading volume;

•	Product failures; and

•	Analyst reports and media stories.

If our products fail to function properly or are not properly designed, our reputation may be harmed, and customers may make product liability and warranty claims against us.

Our customers rely on our information security products to prevent unauthorized access to their networks and data transmissions. These customers include major financial institutions, defense-related government agencies protecting national security information, and other large organizations. These customers use our products to protect confidential business information with commercial value far in excess of our net worth. Therefore, if our products malfunction or are not properly designed, we could face warranty and other legal claims, which may exceed our ability to pay. We seek to reduce the risk of these losses by attempting to negotiate warranty disclaimers and liability limitation clauses in our sales agreements and by maintaining product liability insurance. However, these measures may ultimately prove ineffective in limiting our liability for damages.

In addition to any monetary liability for the failure of our products, an actual or perceived breach of network or data security at one of our customers could harm the market’s perception of our products and our business. The harm could occur regardless of whether that breach is attributable to our products.

We also face the more general risk of bugs and other errors in our software. Software products often contain undetected errors or bugs when first introduced or as new versions are released, and software products or media may contain undetected viruses. Errors or bugs may also be present in software that we license from third parties and incorporate into our products. Errors, bugs, or viruses in our products may result in loss of or delay in market acceptance, recalls of hardware products incorporating the software, or loss of data. Our net sales and operating results could be materially reduced if we experience delays or difficulties with new product introductions or product enhancements.

If we lose a significant customer, we will realize smaller profits.

We derive a significant portion of our revenues from a limited number of customers. For example, our top five customers made up 10% of our sales in 2006. If we lose any of these customers or if our revenues from any of these customers are reduced, and we fail to replace the customer or fail to increase revenues from other customers, we will incur smaller profits.

If we fail to collect amounts due from our customers on a timely basis, our cash flow and operating results may suffer.

Because the timing of our revenues is difficult to predict and our expenses are often difficult to reduce in the short run, management of our cash flow is very important to us. Like most companies, we anticipate that a portion of the amounts owed to us will never be paid. However, if our actual collection of amounts owed to us is less than we have estimated, we will have less cash to fund our operations than we anticipated, and our financial condition and operating results could be adversely affected.

In addition, collection of amounts due us from sales to international customers generally takes longer than for other sales. Therefore, if our sales to international customers increase as a percentage of our total revenue, the average number of days it takes for us to collect amounts due from our customers may increase. If there is an increase in the time required for us to collect amounts due us, we will have less cash to fund our operations than we anticipated. This in turn could adversely affect our financial condition and operating results.

We have taken and may from time to time take various forms of action to manage the amounts due us from customers and grant customer discounts in exchange for earlier payment.

Quarterly revenues and operating results depend on the volume and timing of orders received, which may be affected by large individual transactions and which sometimes are difficult to predict.

Our quarterly operating results may vary significantly depending on a number of other factors, including:

•	The timing of the introduction or enhancement of products by us or our competitors;

•	The size, timing, and shipment of individual orders;

•	Market acceptance of new products;

•	Changes in our operating expenses;

•	Personnel departures and new hires and the rate at which new personnel become productive;

•	Mix of products sold;

•	Changes in product pricing;

•	Development of our direct and indirect distribution channels;

•	Costs incurred when anticipated sales do not occur; and

•	General economic conditions.

Sales of our products generally involve a significant commitment of capital by customers, with the attendant delays frequently associated with large capital expenditures. For these and other reasons, the sales cycle for our products is typically lengthy and subject to a number of significant risks over which we have little or no control. We are often required to ship products shortly after we receive orders, and consequently, order backlog, if any, at the beginning of any period has in the past represented only a small portion, if any, of that period’s expected revenue. As a result, our product revenue in any period substantially depends on orders booked and shipped in that period. We typically plan our production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially.

If customer demand falls below anticipated levels, it could seriously harm our operating results. In addition, our operating expenses are based on anticipated revenue levels, and a high percentage of our expenses are generally fixed in the short term. Based on these factors, a small fluctuation in the timing of sales can cause operating results to vary significantly from period to period.

The Internet may become subject to increased regulation by government agencies.

Due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet, covering issues such as user privacy, pricing and characteristics, and quality of products and services. In addition, the adoption of laws or regulations may slow the growth of the Internet, which could in turn decrease the demand for our products and increase our cost of doing business or otherwise have an adverse effect on our business, operating results or financial condition.

Anti-takeover provisions in our charter documents, share right agreement, and Delaware law could discourage a takeover or future financing.

The terms of our certificate of incorporation and share right agreement permit our Board of Directors to issue up to 2,000,000 shares of preferred stock and determine the price, rights, preferences, privileges, and restrictions, including voting rights, of those shares without any further vote or action by our stockholders.

The Board may authorize the issuance of preferred stock with voting or conversion rights that could materially weaken the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire a majority of our outstanding voting stock. Further, provisions of Delaware law, our certificate of incorporation and our bylaws, such as a classified board and limitations on the ability of stockholders to call special meetings, and provisions of our stockholders’ rights agreement could delay or make more difficult a merger, tender offer, proxy contest, or other takeover attempts.

The ability to attract and retain highly qualified personnel to develop our products and manage our business is extremely important, and our failure to do so could harm our business.

We believe our success depends to a large extent upon a number of key technical and management employees. We may be unable to achieve our revenue and operating performance objectives unless we can attract and retain technically qualified and highly skilled engineers and sales, consulting, technical, financial, operations, marketing, and management personnel. These personnel are particularly important to our research and development efforts and to our growing professional service business, where we employ a large number of technical personnel holding advanced degrees and special professional certification. Competition for qualified personnel is intense, and we expect it to remain so for the foreseeable future. We may not be successful in retaining our existing key personnel and in attracting and retaining the personnel we require. Our operating results and our ability to successfully execute our business plan will be adversely affected if we fail to retain and increase our key employee population.

Our international operations subject us to risks related to doing business in foreign countries. International sales are a substantial portion of our business.

Although almost all of our sales are payable in U.S. dollars, several factors could make it difficult for customers from foreign countries to purchase our products and services or pay us for obligations already incurred. Such factors include:

•	Severe economic decline in one of our major foreign markets; and

•	Substantial decline in the exchange rate for foreign currencies with respect to the U.S. dollar.

A decline in our international sales or collections of amounts due us from customers could materially affect our operations and financial conditions. For fiscal year 2006, 39% of our total revenue came from international sales compared to 38% in 2005. A very large drop in our sales or collections of amounts due us in these specific countries as a result of recession or other economic or political disturbances would likely harm our net sales and operating results.

In addition, we face a number of general risks inherent in doing business in international markets including, among others:

•	Unexpected changes in regulatory requirements;

•	Tariffs and other trade barriers;

•	Legal uncertainty regarding liability;

•	Threat of terrorist attacks or acts of war;

•	Political instability;

•	Potentially greater difficulty in collecting amounts due to us;

•	Longer periods of time to collect amounts due to us; and

•	A higher rate of piracy of our products in countries with a high incidence of software piracy.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Forward looking statements made in this prospectus or in the documents incorporated by reference in this prospectus that are not statements of historical fact are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. A number of risks and uncertainties, including those discussed under the caption “Risk Factors” above and the documents incorporated by reference in this prospectus could affect such forward-looking statement and could cause actual results to differ materially from the statements made.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares offered by this prospectus. All proceeds from the sale of the shares offered hereby will be for the account of the selling stockholder, as described below. See the sections entitled “Selling Stockholder” and “Plan of Distribution.”

SELLING STOCKHOLDERS

The following table sets forth certain information as of November 1, 2006 with respect to the selling stockholders. We are unable to determine the exact number of shares that actually will be sold by the selling stockholders. We do not know how long the selling stockholders will hold the shares before selling them. We assume for purposes of this prospectus that each selling stockholder will sell all shares offered by such selling stockholder in this prospectus.

We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respects to all shares of common stock that they beneficially own, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership on 65,466,498 shares of common stock outstanding on March 12, 2007.

Except as indicated by the footnotes below, no selling stockholders has had any material relationship with us or any of our predecessors or affiliates within the last three years. Except as indicated by the footnotes below, none of the selling stockholders are broker-dealers or affiliates of broker-dealers. Each of the selling stockholders acquired the shares being offered in this prospectus in the ordinary course of business and at the time of acquisition no selling stockholders had direct or indirect agreements or understandings with any person to distribute such shares. Information about the selling stockholders may change over time. Any changed information given to us by the selling stockholders will be set forth in prospectus supplements if and when necessary.

	Shares Beneficially Owned Prior to Offering(2)		Shares Offered	Shares Beneficially Owned After the Offering(3)
Selling Stockholders (1)	Number	Percent		Number	Percent
Jay and Jyoti Chaudhry Irrevocable Trust 1999(4)	26,676	*	26,676	0	*
Jyoti Chaudhry(4)	172,802	*	172,802	0	*
Jyoti Chaudhry Family Trust(4)	13,253	*	13,253	0	*
SYS Ventures(4)	3,606,641	5.51%	3,606,641	0	*
Jay Chaudhry(4)	50,888	*	50,888	0	*
Jupiter Ventures LLC(4)	1,362,376	2.08%	1,362,376	0	*
Greylock XI Limited Partnership(5)	773,267	1.18%	773,267	0	*
Greylock XI Principals LLC(6)	87,196	*	87,196	0	*
Greylock IX-A Limited Partnership(5)	22,657	*	22,657	0	*
Battery Investment Partners VI, LLC(7)	34,734	*	34,734	0	*
Battery Ventures VI, L.P.(8)	833,636	1.27%	833,636	0	*
Hughes Family Holdings, LLC(9)	361,587	*	361,587	0	*
Lawrence Hughes	232,741	*	232,741	0	*
Lenard Hughes	2,491	*	2,491	0	*
Remedios Hughes, Custodian for Lawrence E. Hughes, IV	4,982	*	4,982	0	*
Remedios Hughes	12,456	*	12,456	0	*
Remedios Hughes – Custodian for Bronwen Hughes	4,982	*	4,982	0	*
Remedios Hughes, Custodian for Dylan Hughes	4,982	*	4,982	0	*
U.S. Venture Partners VIII, L.P.(10)	199,615	*	199,615	0	*
USVP Entrepreneur Partners VIII-A, L.P.(10)	1,844	*	1,844	0	*
USVP Entrepreneur Partners VIII-B, L.P.(10)	935	*	935	0	*
USVP VIII Affiliates Fund, L.P.(10)	1,926	*	1,926	0	*
Noro-Moseley Partners V, L.P.(11)	127,701	*	127,701	0	*
Silicon Valley BancVentures, L.P.(12)	25,540	*	25,540	0	*
Guru Rajan	391,285	*	391,285	0	*
Steve Raber	323,876	*	323,876	0	*
Paul Judge	167,546	*	167,546	0	*
Mike VanBruinisse	161,135	*	161,135	0	*
Owen Greeson	129,586	*	129,586	0	*
Jeff Lake	96,170	*	96,170	0	*
Dachomai Foundation, Inc.(13)	74,736	*	74,736	0	*
Brad McArthur	63,663	*	63,663	0	*
Mark Caldwell	60,651	*	60,651	0	*
Thomas Williams	59,000	*	59,000	0	*
Matthew Anthony	36,793	*	36,793	0	*
Erroll Woods	34,955	*	34,955	0	*
Timothy Oakley	29,400	*	29,400	0	*
Glenn Esposito	26,530	*	26,530	0	*
George & Lena Valente Foundation(14)	25,540	*	25,540	0	*

Robert Herjavec	25,029	*	25,029	0	*
Hitachi Systems & Services(15)	24,912	*	24,912	0	*
Alejandro Hernandez	19,932	*	19,932	0	*
Anuj Grover	19,358	*	19,358	0	*
Bruce Alan Ritch	14,947	*	14,947	0	*
Adam Anderson	14,013	*	14,013	0	*
Hansen Chang	13,078	*	13,078	0	*
Jeffrey Lunsford	12,456	*	12,456	0	*
Sriram Natarajan	11,738	*	11,738	0	*
Founders Fund, LP(Clarion Ventures)(16)	11,677	*	11,677	0	*
Thomas Chin	11,505	*	11,505	0	*
Ajay Varghese	10,627	*	10,627	0	*
Jeffrey Hewgley	9,892	*	9,892	0	*
Lance Weatherby	9,738	*	9,738	0	*
Ralph Pisani	9,450	*	9,450	0	*
Colin Gray	9,342	*	9,342	0	*
Joseph Rogers	8,892	*	8,892	0	*
Tim Schippman	8,633	*	8,633	0	*
Greg Shanken	8,329	*	8,329	0	*
Paul Serrano	4,957	*	4,957	0	*
Johnny Baker	6,635	*	6,635	0	*
Scott Hrastar	6,626	*	6,626	0	*
Steve Davis	6,228	*	6,228	0	*
Trent Greenwood	6,055	*	6,055	0	*
Toby Richardson	5,884	*	5,884	0	*
Nox Technology, Inc.(17)	5,104	*	5,104	0	*
Foundation for the Heart(18)	5,082	*	5,082	0	*
Benn Konnsynski	4,982	*	4,982	0	*
Shyam Heda	4,825	*	4,825	0	*
Jay Johnson	4,825	*	4,825	0	*
Winn Schwartau	4,825	*	4,825	0	*
Paul Vilcoq	4,671	*	4,671	0	*
James Bockman	4,546	*	4,546	0	*
Vidura Burma	4,193	*	4,193	0	*
Phyllis Schneck	4,177	*	4,177	0	*
Michael Mullis	4,099	*	4,099	0	*
David Stanley	4,047	*	4,047	0	*
James Fitzgerald	4,048	*	4,048	0	*
Farzad Tari	3,834	*	3,834	0	*

*	Less than 1.0%

(1)	This table is based upon information supplied to us by the selling stockholders. This person or entity was a stockholder of CipherTrust, Inc., which was acquired by Secure Computing on August 31, 2006. Ten percent (10%) of the holdings listed next to each person or entity are subject to an escrow agreement with Secure Computing related to the acquisition. Certain of the persons or entities are also subject to lock-up agreements that require the persons or entities not to sell shares of Secure Computing Common Stock held by them for a period of either 90 days or 180 days, depending on the particular persons or entities, after August 31, 2006. Under these lock-up agreements, 2,109,051 shares will become available for sale on November 30, 2006, and 1,487,304 shares will become available for sale on February 28, 2007 (note that ten percent (10%) of these shares shall continue to be subject to the escrow agreement at the aforementioned dates).

(2)	Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power”, which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest. Except as set forth in the footnotes below, the persons named below have sole voting and investment power with respect to all shares of our common stock shown as being beneficially owned by them. A person also is deemed to be a beneficial owner of any securities which that person has the right to acquire within 60 days.

(3)	For the purposes of computing the number of shares of common stock to be held by the selling stockholders after the conclusion of the offering, we have assumed for purposes of the table above that the selling stockholders named above will sell all of the shares of common stock offered by this prospectus, and that any other shares of common stock beneficially owned by these selling stockholders will continue to be beneficially owned.

(4)	Mr. Chaudhry is Vice Chairman, Chief Strategy Officer and a director of Secure Computing. Mr. Chaudhry’s and his affiliates’ holdings include 523,263 shares that are subject to an escrow agreement with Secure Computing.

Jyoti Chaudhry is Jay Chaudhry’s wife.

Jay and Jyoti Chaudhry Irrevocable Trust is a trust created for the benefit of Jay Chaudhry and his family. The address for this holder is c/o CipherTrust, Inc., 4800 North Point Parkway, Suite 400, Alpharetta, Georgia 30022.

Jyoti Chaudhry Family Trust is a trust created for the benefit of Jyoti Chaudhry and her family. The address for this holder is c/o CipherTrust, Inc., 4800 North Point Parkway, Suite 400, Alpharetta, Georgia 30022.

Jay Chaudhry and Jyoti Chaudhry are each a managing member of Sys Ventures LLC. Jay Chaudhry and Jyoti Chaudhry may be deemed to beneficially own the shares held by Sys Ventures LLC. Each of Jay Chaudhry and Jyoti Chaudhry disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein. The address for Sys Ventures LLC is c/o CipherTrust, Inc., 4800 North Point Parkway, Suite 400, Alpharetta, Georgia 30022.

Jay Chaudhry and Jyoti Chaudhry are each a managing member of Jupiter Ventures LLC. Each of Jay Chaudhry, Jyoti Chaudhry, the Jay and Jyoti Chaudhry Irrevocable Trust and the Jyoti Chaudhry Family Trust may be deemed to beneficially own the shares held by Jupiter Ventures LLC. Each of Jay Chaudhry, Jyoti Chaudhry, the Jay and Jyoti Chaudhry Irrevocable Trust and the Jyoti Chaudhry Family Trust disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein. The address for Jupiter Ventures LLC is c/o CipherTrust, Inc., 4800 North Point Parkway, Suite 400, Alpharetta, Georgia 30022.

(5)	Greylock XI GP Limited Partnership (“GGP”) is the General Partner of Greylock XI Limited Partnership and Greylock XI - A Limited Partnership. Donald A. Sullivan is the Administrative Partner of GGP.

(6)	Greylock Management Corporation is the Sole Member of Greylock XI Principals, LLC.

(7)	Tom Crotty is the Managing Member of Battery Investment Partners VI, LLC.

(8)	Battery Partners V, LLC (“BP”) is the General Partner of Battery Ventures VI, LP. Tom Crotty is the Managing Member of BP.

(9)	Lowrence Hughes is the Managing Member of Hughes Family Holdings, LLC.

(10)	Presidio Management Group VIII, LLC (“PMG”) is the General Partner of U.S Venture Partners VIII, L.P., USVP Entrepreneur Partners VIII - A, L.P., USVP Entrepreneur Partners VIII - B, L.P. and USVP VIII Affiliates Fund, L.P. Steven Krausz is Managing Member of PMG.

PLAN OF DISTRIBUTION

We are registering shares on behalf of the selling stockholders. We are required to keep the Registration Statement on Form S-3 of which this prospectus is a part continuously effective until the earliest of (i) the date when the selling stockholders have sold all the shares pursuant to the Registration Statement on Form S-3, (ii) the date on which all of the shares may be sold within a given three-month period pursuant to Rule 144 under the Securities Act or (iii) the date upon which all of the shares are freely transferable without restriction under the Securities Act. As used in this prospectus, “selling stockholders” includes donees and pledgees selling shares received from a named selling stockholders after the date of this prospectus. The shares of common stock offered hereby may be sold from time to time by the selling stockholders for their own accounts. We will receive none of the proceeds from this offering. We will bear substantially all costs and expenses incident to the offering and sale of the shares to the public, including legal fees and disbursements of counsel, “blue sky” expenses, accounting fees and filing fees, but excluding any brokerage commissions, discounts or similar charges.

Resale of the shares by the selling stockholders are not subject to any underwriting agreement. The shares of common stock covered by this prospectus may be sold by the selling stockholders or by their permitted pledgees, donees, transferees, beneficiaries, distributees or successors-in-interest selling shares received after the date of this prospectus from a selling stockholders as a gift, pledge, partnership distribution or other non-sale related transfer. In addition, certain of the selling stockholders are corporations or partnerships which may, in the future, distribute their shares to their stockholders or partners, respectively. Those shares may later be sold by those stockholders or partners. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The shares offered by each selling stockholder may be sold from time to time:

•	at market prices prevailing at the time of sale,

•	at prices relating to such prevailing market prices, or

•	at negotiated prices.

(11)	Moseley & Co.V (“M&C”) is the General Partner of Noro - Moseley Partners V, L.P. Charles Johson is a Member of M&C.

(12)	Silicon Valley BancVentures, Inc (“SVBV”) is General Partner of Silicon Valley BancVentures, L.P

(13)	Charitable Solutions, LLC (“CS”) has a controlling Interest in Dachomai Foundation , Inc. pursuant to the terms of an operating agreement. Mack Johnston is Managing Member of CS.

(14)	George Valenti is Chairman of the George & Lena Valenti Foundation, a non profit corporation.

(15)	Hitachi Systems & Services is a wholly owned subsidiary of Hitachi, Ltd.

(16)	The Founders Fund Management, LLC is General Partner of the Founders Fund, L.P.

(17) Nox Technology, Inc. is a wholly owned subsidiary of NOX Co., Ltd.

(18)	Matt Dealy is the Executive Director of the Foundation of the Heart.

Such sales may be effected in the over-the-counter market, on the Nasdaq Global Select Market, or on any exchange on which the shares may then be listed. We will supply the selling stockholders with reasonable quantities of this prospectus. The shares may be sold by one or more of the following:

•

one or more block trades in which a broker or dealer so engaged will attempt to sell all or a portion of the shares held by the selling stockholders as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	in negotiated transactions; and

•	through other means.

To the extent permitted by law, the selling stockholders may enter into hedging transactions when selling the shares. For example, the selling stockholder may:

•	sell shares short and redeliver such shares to close out their short positions;

•	enter into transactions involving short sales by the brokers or dealers;

•	enter into option or other types of transactions that require the selling stockholders to deliver shares to a broker or dealer, who then resells or transfers the shares under this prospectus; or

•	loan or pledge the shares to a broker or dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

There is no assurance that any of the selling stockholders will sell any or all of the shares offered by them.

The selling stockholders may effect sales through customary brokerage channels, either through broker-dealers acting as agents or brokers, or through broker-dealers acting as principals, who may then resell the shares, or at private sales or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The selling stockholders may effect such transactions by selling shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions, commissions or fees from the selling stockholders and/or purchasers of the shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions). The selling stockholders may further agree to indemnify any broker-dealer or agent against certain liabilities related to the selling of the common stock, including liabilities arising under the Securities Act. Any broker-dealers that participate with the selling stockholders in the distribution of the shares may be deemed to be underwriters, and any commissions received by them and any profit on the resale of the shares positioned by them might be deemed to be underwriting compensation, within the meaning of the Securities Act, in connection with such sales. To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.

Any shares covered by the prospectus that qualify for resale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. In addition to selling the shares of common stock, the selling stockholders may transfer the shares by gift, distribution or other transfer not involving market makers or established trading markets.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon by Heller Ehrman LLP, Menlo Park, California.

EXPERTS

Ernst & Young LLP, an independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2006, and management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements and schedule and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

The consolidated financial statements of CipherTrust, Inc. and subsidiaries as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005 incorporated by reference herein and elsewhere in the registration statement have been audited and reported upon by KPMG LLP, independent registered public accounting firm. Such financial statements have been incorporated by reference herein and in the Registration Statement in reliance upon the reports of KPMG LLP, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, and current reports, proxy statements, and other documents with the SEC. You may read and copy any document we file at the SEC’s public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. The SEC maintains an Internet site at http://www.sec.gov where you can find certain information regarding issuers (including Secure Computing).

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The following documents filed or to be filed with the Securities and Exchange Commission (the “Commission”) by the Registrant are incorporated by reference in this Registration Statement:

(a)	The Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006;

(b)	The Registrant’s Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2006;

(c)	The Registrant’s Proxy Statement filed with the SEC on March 26, 2007;

(d)	All other reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) since the end of the fiscal year covered by the Annual Report referred to in (a) above; and

(e)	The description of the Registrant’s Common Stock contained in the Registrant’s Registration Statement on Form 8-A filed with the Commission on October 27, 1995 under the Exchange Act, as amended, including any amendments or reports filed for the purpose of updating such description.

All documents subsequently filed by the Registrant pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the termination of the offering of the securities offered hereby shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth various expenses in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimates except for the Securities and Exchange Commission Registration Fee.

Securities and Exchange Commission Registration Fee	$6,794.50
Accounting Fees	$15,000.00
Legal Fees and Disbursements	$90,000.00
Printing Fees and Miscellaneous Expenses	$5,000.00

Total	$116,794.50

ITEM 15.	INDEMNIFICATION OF OFFICERS AND DIRECTORS.

Our Certificate of Incorporation limits, to the maximum extent permitted by Delaware law, the personal liability of directors for monetary damages for breach of their fiduciary duties as a director. Our Bylaws provide that we will indemnify our officers and directors and may indemnify our employees and other agents to the fullest extent permitted by Delaware law. We have entered into indemnification agreements with our officers and directors containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements require us, among other things to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors’ and officers’ insurance, if available on reasonable terms. We believe that these agreements are necessary to attract and retain qualified persons as directors and officers.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify a director, officer, employee or agent made a party to an action by reason of that fact that he or she was a director, officer, employee or agent of the corporation or was serving at the request of the corporation against expenses actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and with respect to any criminal action, had no reasonable cause to believe his or her conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

ITEM 16.	EXHIBITS.

A.	EXHIBITS

EXHIBIT NO.	DESCRIPTION
5.1*	Opinion of Heller Ehrman LLP.

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of Heller Ehrman LLP (contained in opinion filed as Exhibit 5.1).

24.1	Power of Attorney (contained in signature page).

*	Previously Filed

ITEM 17.	UNDERTAKINGS.

A.	The undersigned Secure Computing Corporation hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

Provided, however, that paragraphs (i) and (ii) do not apply if the registration statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by Secure Computing Corporation pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement; and paragraphs (i), (ii) and (iii) do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by Secure Computing Corporation pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) That: (i) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (ii) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Secure Computing Corporation pursuant to the provisions described under Item 14 above, or otherwise, Secure Computing Corporation has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Secure Computing Corporation of expenses incurred or paid by a director, officer or controlling person of Secure Computing Corporation in the successful defense of any action, suit or proceeding) is asserted against Secure Computing Corporation by such Director, officer or controlling person in connection with the securities being registered, Secure Computing Corporation will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Secure Computing Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized in San Jose, State of California, on March 26, 2007

SECURE COMPUTING CORPORATION

/s/ John E. McNulty
John E. McNulty
President, Chief Executive Officer (Principal Executive Officer) and Chairman of the Board of Directors

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints John E. McNulty his true and lawful attorney-in-fact and agent, acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post effective amendments) to this Registration Statement on Form S-3, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post effective amendments thereto, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

* John E. McNulty	Chairman, President and Chief Executive Officer (Principal Executive Officer)	March 26, 2007

* Timothy J. Steinkopf	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 26, 2007

* Robert J. Frankenberg	Director	March 26, 2007

* James F. Jordan	Director	March 26, 2007

* Stephen M. Puricelli	Director	March 26, 2007

* Eric P. Rundquist	Director	March 26, 2007

* Alexander Zakupowsky, Jr.	Director	March 26, 2007

* Richard L. Scott	Director	March 26, 2007

* Cary Davis	Director	March 26, 2007

* Jay Chaudhry	Vice-Chairman	March 26, 2007

* By:	/s/ John E. McNulty
John E. McNulty
Attorney-in-fact

SECURE COMPUTING CORPORATION

EXHIBIT INDEX

A.	EXHIBITS

EXHIBIT NO.	DESCRIPTION
5.1*	Opinion of Heller Ehrman LLP.

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of Heller Ehrman LLP (contained in opinion filed as Exhibit 5.1).

24.1	Power of Attorney (contained in signature page).

*	Previously Filed